(Page 1 of 12 pages)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

ROXIO, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

780008108

(CUSIP Number)

LISA WEISS, ESQ.

SENIOR VICE PRESIDENT AND GENERAL COUNSEL

SONY MUSIC ENTERTAINMENT INC.

550 MADISON AVENUE

NEW YORK, NEW YORK 10022-3211

(212) 833-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

MAY 19, 2003

(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 13d-1(e), 13d-1(f) or 13d-(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 780008108	13D	PAGE 2 OF 12 PAGES

1.	Name of Reporting Person. I.R.S. Identification No. of above person SMEI Duet Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 1,957,262 (see Item 5) 9. Sole Dispositive Power 10. Shared Dispositive Power 1,957,262 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,957,262 (see Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 8.3% (see Item 5)

14.	Type of Reporting Person* CO

CUSIP No. 780008108	13D	PAGE 3 OF 12 PAGES

1.	S.S. or I.R.S. Identification No. of above person Sony Music Entertainment Inc.

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 1,957,262 (see Item 5) 9. Sole Dispositive Power 10. Shared Dispositive Power 1,957,262 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,957,262 (see Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 8.3% (see Item 5)

14.	Type of Reporting Person* CO

CUSIP No. 780008108	13D	PAGE 4 OF 12 PAGES

1.	Name of Reporting Person. S.S. or I.R.S. Identification No. of above person Sony Corporation of America

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f)	☐

6.	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 1,957,262 (see Item 5) 9. Sole Dispositive Power 10. Shared Dispositive Power 1,957,262 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,957,262 (see Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 8.3% (see Item 5)

14.	Type of Reporting Person HC, CO

CUSIP NO. 780008108	13D	PAGE 5 OF 12 PAGES

ITEM 1. SECURITY AND ISSUER.

The name of the subject company is Roxio, Inc., a Delaware corporation (“Roxio”), and the address of its principal executive offices is 455 El Camino Real, Santa Clara, California 95050. The Company’s telephone number is (408) 367-3100. The class of securities to which this statement relates is the Common Stock of Roxio.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement is filed by SMEI Duet Holdings, Inc., a Delaware corporation (“SMEI”), Sony Music Entertainment Inc., a Delaware corporation (“Sony Music”), and Sony Corporation of America, a New York corporation (“SCA” and, collectively, the “Reporting Persons”).

SCA has its principal executive offices at 550 Madison Avenue, New York, New York 10022. The principal business of SCA is the manufacture and sale, through its subsidiaries, of audio, video, communications and information technology products for the consumer and professional markets, and the music, motion picture, television and online entertainment businesses.

Sony Music, an indirect wholly owned subsidiary of SCA, has its principal executive offices located at 550 Madison Avenue, New York, New York 10022. The principal business of Sony Music is the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres worldwide.

SMEI, a wholly owned subsidiary of Sony Music, has its principal executive offices located at 550 Madison Avenue, New York, New York 10022. SMEI has no business operations of its own, and its only assets are the shares of Roxio Common Stock that are the subject of this Schedule 13D (the “Roxio Shares”) and the retained interest in Napster, LLC described in Item 4.

Sony Music and SCA are deemed the beneficial owners of the Roxio Shares held by SMEI. In addition, Sony Corporation, a Japanese corporation and the ultimate parent of SCA, Sony Music and SMEI, may be deemed the beneficial owner of the Roxio Shares.

The name, business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of each director and executive officer of each of the Reporting Persons is set forth on Exhibit 1, 2 or 3, as the case may be, and Exhibits 1, 2 and 3 are incorporated herein by reference.

None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person listed in Exhibits 1, 2 or 3, as applicable, has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

SMEI received the Roxio Shares as partial consideration for the sale of substantially all of its membership interests in Napster, LLC. See Item 4 for a more detailed description of the transactions.

CUSIP NO. 780008108	13D	PAGE 6 OF 12 PAGES

ITEM 4. PURPOSE OF TRANSACTION

On May 19, 2003, Roxio, SMEI and UMG Duet Holdings, Inc. (“UMG” and together with SMEI, the “Sellers”), entered into a Purchase Agreement (the “Agreement”), pursuant to which the parties consummated the sale by the Sellers to Roxio of 99.6% of the membership interests of Napster, LLC, a Delaware limited liability company (d/b/a “pressplay”) (the “Target”). Each of the Sellers retained 0.2% of the membership interests of Target and the right to receive up to an aggregate of $12.5 million from certain cumulative cash flows of Target.

Target is an online music service. The assets being acquired will serve as the foundation for the launch of Roxio’s new legal online music service under the Napster brand.

The total purchase price paid by Roxio for the acquisition of Target (the “Consideration”) consisted of the 3,914,524 shares of Roxio’s Common Stock and $12,500,000 in cash. SMEI received 1,957,262 of the shares and UMG received 1,957,262 of the shares. Additionally, Roxio has granted certain registration rights with respect to the shares issued as part of the Consideration, and has undertaken to register the offering of such shares within 90 days. Furthermore, pursuant to the Agreement, each Seller, so long as it has not sold more than 645,896 of the shares it received, shall have the right to nominate one director to Roxio’s Board of Directors.

A copy of the Agreement is filed as Exhibit 4 to this Schedule 13D and is incorporated herein by reference. The foregoing description of the terms and conditions of the Agreement is qualified in its entirety by, and made subject to, the more complete information set forth in the Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The Reporting Persons share with each other voting and dispositive power with respect to 1,956,262 shares of Roxio Common Stock, which constitute approximately 8.3% of the issued and outstanding shares of Roxio Common Stock as of immediately following the consummation of the transactions described in Item 4.

Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Exhibits 1, 2 or 3, as applicable, beneficially owns, or has acquired or disposed of, any shares of Roxio Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of their respective directors or executive officers, has any other contracts, arrangements, understandings or relationships with any persons with respect to the securities of Roxio. The transactions described in Item 4 are further described in the Purchase Agreement attached as an exhibit hereto and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

(1)	Executive Officers and Directors of SMEI Duet Holdings, Inc.

(2)	Executive Officers and Directors of Sony Music Entertainment Inc.

(3)	Executive Officers and Directors of Sony Corporation of America

CUSIP NO. 780008108	13D	PAGE 7 OF 12 PAGES

(4)	Purchase Agreement, dated as of May 19, 2003, by and among UMG Duet Holdings, Inc., SMEI Duet Holdings, Inc. and Roxio, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Roxio, Inc. on May 19, 2003).

(5)	There is also filed as an exhibit hereto the agreement to file the Schedule 13D jointly, as required by Rule 13d-1(k).

CUSIP NO. 780008108	13D	PAGE 8 OF 12 PAGES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: May 29, 2003

SMEI DUET HOLDINGS, INC.

By:	/s/ LISA WEISS
Name: Title:	Lisa Weiss Secretary

SONY MUSIC ENTERTAINMENT INC.

By:	/s/ LISA WEISS
Name:	Lisa Weiss
Title:	Senior Vice President, General Counsel and Secretary

SONY CORPORATION OF AMERICA

By:	/S/ ROBERT S. WIESENTHAL
Name:	Robert S. Wiesenthal
Title:	Executive Vice President and Chief Financial Officer